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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
65521

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/23 (MM/DD/YY) AND ENDING 06/30/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Edgemont Capital Partners, L.P.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

787 7th Avenue, 49th Floor
(No. and Street)

New York,	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Luis Pimentel	(646) 632-3971	lpimentel@edgemont.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 AVENUE OF THE STARS #800	CENTURY CITY,	CA	90067
(Address)	(City)	(State)	(Zip Code)

SEPTEMBER 15, 2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Luis Pimentel _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Edgemont Capital Partners, L.P. _____, as of 6/30 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



STEPHANA THOMAS
Notary Public - State of New York
NO. 01TH0008591
Qualified in Kings County
My Commission Expires May 24, 2027

Signature: _____

Title:
Controller & FINOP _____

Notary Public _____

This filing** contains (check all applicable boxes):
- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Edgemont Capital Partners, L.P.

Financial Statements

For the Year Ended June 30, 2024

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Partners of Edgemont Capital Partners, L.P.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Edgemont Capital Partners, L.P. (the "Company") as of June 30, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DCPA

DCPA

We have served as the Company's auditor since 2022.
Century City, California
September 23, 2024

Edgemont Capital Partners, L.P.
Statement of Financial Condition
June 30, 2024

Assets

Cash and cash equivalents	$	7,330,222
Accounts receivable		196,069
Right-of-use asset		2,820,162
Lease deposit		505,604
Prepaid taxes		3,579
Prepaid expenses		296,483
Fixed assets, net		173,377
Total assets	$	11,325,496

Liabilities and Partners' Equity

Liabilities

Accounts payable and accrued expenses	$	471,575
Lease liability		2,983,395
Accrued compensation		4,989,862
Total liabilities		8,444,832

Commitments and contingencies

Total partners' equity		2,880,664
Total liabilities and partners' equity	$	11,325,496

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Edgemont Capital Partners, L.P. (the "Company") is a Limited Partnership registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was formed on December 20, 2001, under the laws of the State of Delaware and its office is located in New York, New York.

The Company provides investment banking services, merger & acquisition and strategic advisory as well as growth capital raising services for healthcare companies. It also engages in the private placement of securities and corporate finance consulting for institutional investors.

Under its membership agreement with FINRA, the Company does not maintain customer accounts, hold customer assets, or handle customer securities transactions.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company's cash consists of cash on deposit with banks. Cash equivalents represent money market funds or short-term investments with maturities of three months or less.

Accounts Receivable

Accounts receivable from investment banking revenues are stated at net realizable value. The Company records an allowance for doubtful accounts if applicable, representing estimated uncollectible amounts. As of June 30, 2024, there was no allowance and the accounts receivable balance totaled $196,069.

Leases

The Company's accounting and reporting of its leases complies with FASB ASC 842, Leases.

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company earns fees from mergers & acquisitions and advisory services according to the terms of written engagement agreements with customers seeking a merger, acquisition, sale, or investment banking structuring. These agreements provide for various billing arrangements, such as initial and on-going retainers as well as success fees upon the closing of a transaction.

The Company had 22 open engagements as of June 30, 2024.

The Company's revenue recognition policies under *ASC Topic 606* have the following principles:

1. A valid contract is approved by both parties, who are committed to its completion.
2. The Company identifies its performance obligations under the contract terms.
3. The Company allocates its revenue under the contract among its performance obligations.
4. As the Company satisfies its performance obligations under the contract, it recognizes the associated revenue amount, subject to collection being received or reasonably assured.
5. Customer billings made in accordance with contract terms may differ in timing from the appropriate revenue recognition amount, in which case the Company records an asset or liability balance to properly state revenues in accordance with ASC Topic 606.

The Company recognizes incentive compensation on transactions and any other direct contract costs in the same accounting period as the related revenues.

Reimbursed expense income primarily represents direct expenses related to the work performed on their engagements. The related expensed items are included in Other operating expenses on the Statement of Income.

Securities Received as Investment Banking Revenues

From time to time, the Company receives securities in the form of equity ownership for various investment banking services performed by the Company. The Company records these revenues at the point in time when the services for the transactions are completed under the terms of each assignment or engagement, typically the closing date of the transaction. The securities received and related revenue are initially recorded at their estimated fair value at the time of transfer. If these securities are not transferred out of the Company immediately to the partners or registered representatives, the Company values such securities again at the date of the Statement of Financial Condition and recognizes the difference as an unrealized gain or loss until disposition. The revenue related to the initial fair market value of the securities received for the services performed by the Company is included in Investment banking revenues in the Statement of Income. The Company received and distributed to partners $1,000,000 in securities during the year ended June 30, 2024.

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising Costs

The Company expenses advertising costs as they are incurred.

Income Taxes

The Company is classified as a Partnership for Federal and state income tax purposes, whereby the Company's income or loss is reported by the partners on their personal income tax returns. Accordingly, no provision has been made for Federal and State taxes.

Fixed Assets, Net

Fixed assets, net are stated at cost less accumulated depreciation and amortization, and the Company uses the straight-line method for calculating depreciation expense. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Note 2:   INCOME TAXES

As stated in Note 1, the Company is classified as a Partnership for Federal and State tax purposes. The Company is subject to the New York City Unincorporated Business Tax on a calendar year basis. The Company files its tax returns on a calendar year basis. As of June 30, 2024, the Company did not have any New York City sourced income for the last six months of the fiscal year, therefore no accrual is considered necessary. The Company does have prepaid taxes of $3,579, shown on the Statement of Financial Condition.

The Company is required to file income tax returns in federal, state and local tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. For Federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state and local purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2024, no examinations have been initiated by any of the taxing authorities.

Note 3:   RELATED PARTY AND EXPENSE SHARING AGREEMENT

Effective January 1, 2019, the Company and Edgemont Advisors L.P. "(Advisors") an entity commonly owned and operated with the Company, entered into an expense sharing agreement by which operating expenses (ie office expense, insurance, payroll and related taxes, employee benefits, professional fees, etc.) are allocated among the two companies. Expenses such as NYC unincorporated business tax, taxes, licenses are not allocated between the entities. Each entity is charged individually for these expenses subject to revenues generated. The Company shall reimburse Advisors for such operating expenses by paying Advisors a monthly fee.

For the year ended June 30, 2024, the revenue of the Company represented 100% of the total revenue of both entities: therefore, the Company was charged 100% of the operating expenses of both entities.

As of June 30, 2024, there was no outstanding balances due to or from Advisors related to the terms of this agreement.

It is possible that the terms of certain related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 4:   RETIREMENT AND PROFIT-SHARING PLAN CONTRIBUTIONS

The Company has a discretionary profit-sharing plan covering its limited partners and eligible employees. Profit-sharing expenses are funded through annual contributions to the plan. For the year ended June 30, 2024, accounts payable and accrued expense figure includes $70,359 related to profit sharing plan contributions.

Note 5:   CONCENTRATIONS OF RISK

The Company maintains its cash balances at major financial institutions. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000. At times during the year ended June 30, 2024, cash balances held in financial institutions were in excess of the FDIC limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash deposits with financial institutions which are financially stable.

Note 6: COMMITMENTS AND CONTINGENCIES

Commitments: Lease

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year subject to ASC 842. The current lease commenced on March 1, 2023 and expires on March 1, 2027. The lease agreement does not include a renewal option. The Company received five months of rent abatement at the beginning of the lease term and the first payment to the lessor began August 1, 2023.

Under this lease agreement, the Company is required to provide a security deposit. As of June 30, 2024, the Company paid $505,604 to the lessor. This security deposit is shown on the Statement of Financial Condition as the Lease deposit.

The amounts reported in the Statement of Financial Condition as of June 30, 2024, are as follows:

Operating lease:

Right-of-use asset	$ 2,820,162
Lease liability	$ 2,983,395
Discount rate	6%

Maturities of lease liabilities under noncancelable operating leases as of as of June 30, 2024, are:

Year Ending June 30,	Minimum Payments
2025	1,213,450
2026	1,213,450
2027	808,966
Total undiscounted future lease payments	3,235,866
Less: Imputed interest	(252,471)
Total future lease liabilities	$ 2,983,395

Contingencies

The Company has no contingent liabilities and has not been named as a defendant in any lawsuit as of June 30, 2024, or during the year then ended.

Note 7: FIXED ASSETS, NET

Fixed assets, net are recorded net of accumulated depreciation and summarized by major classifications as follows:

		Useful Life
Furniture and fixtures	$ 80,962	3 years
Leasehold improvements	174,255	15 years
	255,217	
Less: accumulated depreciation	(81,840)	
Property and equipment, net	$ 173,377	

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2024, the Company had net capital of $1,571,620 which was $1,196,642 in excess of its required net capital of $374,978; and the Company's ratio of aggregate indebtedness ($5,624,670) to net capital was 3.58 to 1 which is less than the 15 to 1 maximum allowed.

Note 9: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS (CONTINUED)

For the year ending June 30, 2024, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.